Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93691, 33-60268, 2-65296, 2-95104, 33-29372, and 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated June 22, 2009, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 24, 2009